Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     ACE Aviation Holdings Inc. provides update on canadian tax status of deemed dividend under its previously announced substantial issuer bid

     MONTREAL, Jan. 8 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
(TSX: ACE.A, ACE.B) today announced that, for Canadian tax purposes, the dividend deemed to be paid by ACE under the Offer will not be designated as an
"eligible dividend". Accordingly, such deemed dividend will not be eligible for the enhanced gross-up and dividend tax credit under the Income Tax Act
(Canada) and under corresponding provincial legislation generally applicable to Canadian individuals (including certain trusts).
     Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them of selling their shares pursuant to the Offer, having regard to their own particular circumstances.
     The Offer is scheduled to expire at 5:00 p.m. (Montreal time) on
January 10, 2008.

     ABOUT ACE AVIATION HOLDINGS INC.

     ACE is a holding company of various aviation interests including Air
Canada, Aeroplan Income Fund, Jazz Air Income Fund and ACTS.
     %CIK: 0001295721

     /For further information: for ACE: Isabelle Arthur (Montreal), (514)
422-5788; Angela Mah (Vancouver), (604) 270-5741; Peter Fitzpatrick (Toronto),
(416) 263-5576; Inetrnet: aceaviation.com/
     (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 19:41e 08-JAN-08